Exhibit 99.1

Announcement

Friday, 28 March 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE TO DIVEST GREATER ANGOSTURA ASSETS TO PERENCO

Woodside has entered into an agreement with Perenco to divest its Greater Angostura assets in Trinidad and Tobago for $206 million. The divestment is inclusive of Woodside’s interest in the shallow water Angostura and Ruby offshore oil and gas fields, associated production facilities and the onshore terminal.

The transaction provides near-term cash flow to support ongoing investments and shareholder distributions and builds on the Australian asset swap announced in December 2024, further simplifying Woodside’s portfolio.1

Woodside CEO Meg O’Neill said the development of Greater Angostura was made possible by the support of the Government of Trinidad and Tobago.

“Greater Angostura has been a valuable contributor to the economy of Trinidad and Tobago, providing economic and community benefits.

“As a result of operations over the past two decades, Woodside has paid more than $2 billion in taxes to Trinidad and Tobago and invested over $1 billion in major capital shallow water developments.

“The Greater Angostura field produces approximately 12% of Trinidad and Tobago’s gas supply. Woodside is proud of our employees and their commitment to safe and reliable operations in Trinidad and Tobago. Their efforts will continue under the stewardship of Perenco.

“The divestment accelerates the realisation of value from Greater Angostura and proceeds from the sale will be used to support ongoing investment in core priorities across Woodside’s portfolio.

“This transaction is another demonstration of Woodside’s disciplined approach to portfolio management and optimisation, aimed at delivering sustainable returns to shareholders over the long term.”

Transaction details

The transaction is expected to close in the third quarter of 2025 with an effective date of 1 January 2025. Completion of the transaction is subject to customary conditions precedent, including joint venture, government and regulatory approvals.

Woodside will continue to operate the Greater Angostura assets until close. Following transaction close, ownership and operatorship of the assets will be transferred to Perenco. Perenco will also be responsible for all restoration obligations in relation to the Greater Angostura assets. Woodside expects most of its employees based in Trinidad and Tobago will also transfer to Perenco.

[1]	See “Woodside simplifies portfolio and unlocks long-term value” announced 19 December 2024 for details. Completion of the transaction is expected to occur in 2026.

The transaction does not include the deepwater Calypso field. Woodside will continue to work with the Government of Trinidad and Tobago and our joint venture partner to progress the Calypso opportunity.

About Woodside

Woodside is a global energy company. Driven by a spirit of innovation and determination, we established the liquefied natural gas industry in Australia in the 1980s. We provide the energy the world needs to heat homes, keep the lights on and support industry.

About Perenco

Founded thirty years ago, Perenco is an independent hydrocarbon producer involved in the entire lifecycle of projects, from exploration to decommissioning. Gross production is around 500,000 boe/d. Perenco, which is based in the United Kingdom, operates in 14 partner countries and has been producing hydrocarbons in Trinidad and Tobago since 2016.

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the timing and completion of the transaction, the expected benefits of the transaction and other future arrangements between Woodside and Perenco), the timing of completion of Woodside’s projects and expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.